Exhibit 99.1

Otonomo Partners With NXP to Turbocharge Edge Computing on Wheels

New collaboration leverages vehicle edge computing to reduce data processing costs,

enhance privacy and expand data-driven capabilities

HERZLIYA, Israel and SAN JOSE, Calif., Dec. 15, 2021: (GLOBE NEWSWIRE) -- Otonomo Technologies Ltd. (Nasdaq: OTMO), a leading mobility intelligence platform provider, today announced it has joined forces with NXP® Semiconductors, to accelerate the time-to-value for the data generated at the vehicle edge. The partnership ensures compatibility and business continuity between NXP’s S32G vehicle network processors at the vehicle edge and the Otonomo Mobility Intelligence Platform in the cloud, to offer a seamless, secure infrastructure for transferring data from vehicle to cloud. It also enables Otonomo to offer new differentiated and connected vehicle data and mobility insights that can accelerate the time-to-value for secure connected vehicle applications, while breaking down long-standing silos in the automotive industry.

“We’re excited to work with Otonomo to deliver a secure, end-to-end solution for processing connected vehicle data,” said Brian Carlson, Global Marketing Director for Vehicle Control and Networking Solutions, NXP. “Our partnership enables us to securely unlock more value by processing data streams at the edge in real-time and reducing the data transmission cost, while enabling new and expanded business opportunities for stakeholders across the connected vehicle ecosystem.”

Extracting Value from Connected Vehicle Data at the Edge

Otonomo vehicle data and mobility insights are utilized by businesses, fleets and smart cities for a wide variety of use cases, including, but not limited to fleet management, insurance, in-vehicle management, emergency services, mapping, electric vehicle (EV) management, subscription-based services, parking, predictive maintenance, in-vehicle services, traffic management and smart cities.

NXP’s state-of-the-art vehicle processing platforms generate massive amounts of data that can power strategic applications ranging from predictive maintenance to driver safety and advanced traffic management. Additionally, vehicle data can be mined for data insights that enable new opportunities and use cases. The combination of NXP’s in-vehicle hardware and software and the cloud-based Otonomo Mobility Intelligence Platform propels these innovations forward by introducing the ability to:

•	Extend Otonomo inside the vehicle to provide in-vehicle data processing and synthetic sensor data to its data marketplace

•

Identify additional data streams that can be used to lower the cost of data transmission, improve existing service delivery, create additional value-added services, and prioritize current and future vehicle data use cases

•	Identify new, value-added, edge vehicle data streams that are not readily available and collaborate with OEMs to make them available using extended Otonomo APIs

•

Provide end-to-end customization opportunities for OEMs and fleet operators to meet their unique vehicle data needs, cut costs, reduce storage needs, drive security and privacy, and provide premium offerings for customized data access

“Automakers are under pressure to move faster to deliver new and better-connected cars, and edge computing helps them accomplish that,” said Ben Volkow, CEO and Co-founder, Otonomo. “Our collaboration with NXP ensures data captured at the vehicle edge is aligned with the driver needs and adjusted dynamically based on dynamic conditions. As a result the edge computing data is application-ready; thus enabling the edge data to be more efficient and aligned with privacy and security needs.”

About NXP Vehicle Network Processors

NXP S32G vehicle network processors support the needs of new vehicle architectures: service-oriented gateways, vehicle computers, domain controllers, zonal processors, safety processors and more. The processors are helping to transform OEMs from carmakers into vehicle data-driven service providers with expanded business opportunities.

About Otonomo

Otonomo (Nasdaq: OTMO) fuels a data ecosystem of OEMs, fleets and more than 100 service providers spanning the transportation, mobility and automotive industries. Our platform securely ingests more than 4 billion data points per day globally from over 40 million vehicles licensed on the platform and massive amounts of mobility demand data from multimodal sources, then reshapes and enriches it, to accelerate time to market for new services that improve the mobility and transportation experience. We provide deeper visibility and actionable insights to empower strategic data-driven decisions – taking the guesswork out of mobility and transportation planning, deployment and operations. Privacy by design and neutrality are at the core of our platform, which enables GDPR, CCPA, and other privacy-regulation-compliant solutions using both personal and aggregate data. Use cases include emergency services, mapping, traffic management, EV management, subscription-based services, micro-mobility, parking, predictive maintenance, insurance, media, in-vehicle services and dozens of smart city solutions. Otonomo has an R&D center in Israel and a presence in the United States and Europe.

More information is available at otonomo.io

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Forward Looking Statements

This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Otonomo, the anticipated technological capability of Otonomo, the markets in which Otonomo operates and Otonomo’s projected future financial and operational results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement, including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to identify and realize additional opportunities, and potential changes and developments in the highly competitive data marketplace. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in Otonomo’s final prospectus filed with the SEC on November 3, 2021 and other documents filed by Otonomo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Otonomo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Otonomo gives no assurance that it will achieve its expectations.

For press inquiries, please contact:

Otonomo

Jodi Joseph Asiag

Head of Content and Communications

jodija@otonomo.io

For investment inquiries, please contact:

MS- IR for Otonomo

Miri Segal

msegal@ms-ir.com